SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE GOLDMAN SACHS GROUP, INC.

GOLDMAN SACHS CAPITAL II

GOLDMAN SACHS CAPITAL III

(Name of Subject Company (Issuer) )

THE GOLDMAN SACHS GROUP, INC.

(Name of Filing Persons (Offeror)

5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities

Floating Rate Normal Automatic Preferred Enhanced Capital Securities

(Title of Class of Securities)

381427AA1

38144QAA7

(CUSIP Number of Class of Securities)

Kenneth L. Josselyn

200 West Street

New York, New York 10282

Telephone: (212) 902-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$469,793,750	$47,308.23

(1)	Calculated solely for purposes of determining the amount of the filing fee.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2016 equals $100.70 per million dollars of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Goldman Sachs Group, Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), up to $625,000,000 aggregate liquidation amount of Normal Automatic Preferred Enhanced Capital Securities (which is referred to in the singular and plural as “Apex”), $1,000 liquidation amount per security, comprising the 5.793% Fixed-to-Floating Rate Apex (CUSIP No. 381427AA1) of Goldman Sachs Capital II, a Delaware statutory trust (“GS Capital II”), and the Floating Rate Apex (CUSIP No. 38144QAA7) of Goldman Sachs Capital III, a Delaware statutory trust (“GS Capital III” and, together, with GS Capital II, the “Issuers”), at a price of $750 per Apex (the “Offer Price”). The Offer Price will be paid together with Accrued Distributions to, but excluding, the date on which the Company will pay for Apex accepted in the Offer (the “Settlement Date”). “Accrued Distributions” for any Apex means distributions that would be payable thereon if the current dividend period of the underlying preferred shares ended on the Settlement Date and the Company had paid the relevant dividend on the Settlement Date. If the Offer is not extended or earlier terminated, the Company expects the Settlement Date to be March 16, 2016.

The Company is the sponsor of GS Capital II and GS Capital III. The sole asset of GS Capital II consists of shares of perpetual Non-Cumulative Preferred Stock, Series E, of the Company (the “Series E Preferred Stock”) and the sole asset of GS Capital III consists of shares of perpetual Non-Cumulative Preferred Stock, Series F, of the Company (the “Series F Preferred Stock” and, together with the Series E Preferred Stock, the “Preferred Stock”). The Series E Preferred Stock and the Series F Preferred Stock rank equally as to payment of dividends and upon liquidation, have the same liquidation amount per share, have the same quarterly dividend payment dates and are subject to redemption at any time at an amount equal to their liquidation amount plus declared and unpaid dividends. Dividends accrue on the Series E Preferred Stock at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.7675% and (ii) 4.000% and dividends accrue on the Series F Preferred Stock at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.77% and (ii) 4.000%. Holders of GS Capital II Apex and GS Capital III Apex are entitled to pro rata distributions of all dividends, redemption price or liquidation payments paid on or made with respect to the Preferred Stock held by the applicable Issuer, and the Company has irrevocably and unconditionally guaranteed the payment of such amounts to holders on a junior subordinated basis to the extent the applicable Issuer has funds on hand available therefor. The Company considers the GS Capital II Apex and GS Capital III Apex to consist of a single class of securities for purposes of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Copies of the Offer to Purchase and Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 11:59 p.m., New York City time, on March 14, 2016, unless the Offer is extended or earlier terminated by the Company. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act. The information contained in the Offer to Purchase and the related Letter of Transmittal is hereby incorporated by reference in response to certain items of this Schedule TO.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Goldman Sachs Capital II

c/o The Bank of New York Mellon

101 Barclay Street, Floor 4E

New York, New York 10286

Attn: Global Finance Unit

Telephone: (212) 815-2274

Goldman Sachs Capital III

c/o The Bank of New York Mellon

101 Barclay Street, Floor 4E

New York, New York 10286

Attn: Global Finance Unit

Telephone: (212) 815-2274

(b) Securities. This Schedule TO relates to the 5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities of Goldman Sachs Capital II and the Floating Rate Normal Automatic Preferred Enhanced Capital Securities of Goldman Sachs Capital III. As of February 12, 2016, the aggregate outstanding liquidation amount of GS Capital II Apex is $1.75 billion and the aggregate outstanding liquidation amount of GS Capital III Apex is $500 million. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 7 of the Offer to Purchase, “Historical Price Range of the Apex,” is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) The information set forth in Section 9 of the Offer to Purchase, “Certain Information Concerning Goldman Sachs and the Issuers,” is incorporated herein by reference. The Company is the filing person of this Schedule TO. It is the sponsor of the Issuers and through ownership of all of the trust common securities issued by each Issuer, the Company has effective control over the Issuers. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Lloyd C. Blankfein	Chairman, Chief Executive Officer and Director
M. Michele Burns	Director
Gary D. Cohn	President, Chief Operating Officer and Director
Mark Flaherty	Director
William W. George	Director
James A. Johnson	Director
Lakshmi N. Mittal	Director
Adebayo O. Ogunlesi	Lead Director
Peter Oppenheimer	Director
Debora L. Spar	Director
Mark E. Tucker	Director
David A. Viniar	Director
Mark O. Winkelman	Director
Michael Sherwood	Vice Chairman
Mark Schwartz	Vice Chairman and Chairman of Goldman Sachs Asia Pacific
Harvey M. Schwartz	Executive Vice President and Chief Financial Officer
Gregory K. Palm	Executive Vice President, General Counsel and Secretary of the Company
Alan M. Cohen	Executive Vice President and Head of Global Compliance
John F. W. Rogers	Executive Vice President, Chief of Staff and Secretary of the Board of Directors
Edith W. Cooper	Executive Vice President and Global Head of Human Capital Management

The business address and telephone number for all of the above directors and executive officers is: c/o 200 West Street, New York, New York 10282, telephone: (212) 902-1000.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a)	Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Number of Apex; Expiration Time,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Apex; Expiration Time,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Apex; Expiration Time,” and in Section 15, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Number of Apex; Expiration Time,” and in Section 15, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Apex,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Apex,” and in Section 5, “Purchase of Apex and Payment of Offer Price,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” and in Section 1, “Number of Apex; Expiration Time,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the Offer to Purchase in Section 14, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Apex,” and Section 13, “Certain Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Apex” is incorporated herein by reference. To the best of the Company’s knowledge, there are no arrangements to purchase the Issuers’ securities from any officer, director or affiliate of the Issuers.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Apex,” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” and in Section 2, “Purpose of the Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 2, “Purpose of the Offer,” and in Section 11, “Post-offer Mergers; Effects of the Offer on the Market for the Apex,” is incorporated herein by reference.

(c) Plans. Following the completion of the Offer, the Company plans to merge each Issuer into another Delaware statutory trust as permitted by the terms of its trust declaration. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 2, “Purpose of the Offer,” and Section 11, “Post-offer Mergers; Effects of the Offer on the Market for the Apex,” is incorporated herein by reference. Except for the Offer and the post-Offer mergers, the Company does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(2) through (10).

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference. If the Offer is fully subscribed and the Settlement Date occurs on March 16, 2016, the Company will pay approximately $470,000,000, excluding fees and expenses, to purchase Apex.

(b) Conditions. The information set forth in Section 6 of the Offer to Purchase, “Conditions of the Offer,” is incorporated herein by reference. The Offer is subject to a financing condition. The successful sale of at least $625,000,000 in aggregate liquidation amount of non-cumulative preferred stock by the Company would satisfy the financing condition. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d) Borrowed Funds. None.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Apex,” is incorporated herein by reference. Except as described in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Apex,” and in the documents incorporated by reference in Section 9 of the Offer to Purchase, “Certain Information Concerning Goldman Sachs and the Issuers,” to the best of the Company’s knowledge, neither the Company’s directors or executive officers nor any associate or majority-owned subsidiary of such persons beneficially own any subject Apex.

(b) Securities Transactions. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Apex,” is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 16 of the Offer to Purchase, “Dealer Manager; Depositary; Information Agent,” is incorporated herein by reference.

ITEM 10.	Financial Statements.

Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 12 of the Offer to Purchase, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) Other Material Information. None.

ITEM 12.	Exhibits.

See Exhibit Index.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Harvey M. Schwartz
Name:	Harvey M. Schwartz
Title:	Executive Vice President and Chief Financial Officer

Date: February 16, 2016

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 16, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated February 16, 2016.

(a)(5)(B)	Press Release, dated February 16, 2016.

(b)	None.

(d)(1)	Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No. 1 to the Company’s Initial Schedule 13D, filed December 17, 1999).

(d)(2)	Form of Counterpart to Shareholders’ Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Company’s Initial Schedule 13D, filed June 21, 2000).

(d)(3)	Form of Counterpart to Shareholders’ Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to Amendment No. 3 to the Company’s Initial Schedule 13D, filed June 30, 2000).

(d)(4)	Form of Counterpart to Shareholders’ Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to Amendment No. 3 to the Company’s Initial Schedule 13D, filed June 30, 2000).

(d)(5)	Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Company’s Initial Schedule 13D, filed August 2, 2000).

(d)(6)	Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Company’s Initial Schedule 13D, filed January 8, 2003).

(d)(7)	Amended and Restated Shareholders’ Agreement, effective as of January 15, 2015 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(8)	Indenture, dated as of May 19, 1999, between The Goldman Sachs Group, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 6 to the Company’s Registration Statement on Form 8-A, filed June 29, 1999).

(d)(9)	Subordinated Debt Indenture, dated as of February 20, 2004, between The Goldman Sachs Group, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 28, 2003).

(d)(10)	Warrant Indenture, dated as of February 14, 2006, between The Goldman Sachs Group, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.34 to the Company’s Post-Effective Amendment No. 3 to Form S-3, filed on March 1, 2006).

(d)(11)	Senior Debt Indenture, dated as of December 4, 2007, among GS Finance Corp., as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.69 to the Company’s Post-Effective Amendment No. 10 to Form S-3, filed on December 4, 2007).

(d)(12)	Senior Debt Indenture, dated as of July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.82 to the Company’s Post-Effective Amendment No. 11 to Form S-3, filed July 17, 2008).

(d)(13)	Senior Debt Indenture, dated as of October 10, 2008, among GS Finance Corp., as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.70 to the Company’s Registration Statement on Form S-3, filed October 10, 2008).

(d)(14)	First Supplemental Indenture, dated as of February 20, 2015, among GS Finance Corp., as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee, with respect to the Senior Debt Indenture, dated as of October 10, 2008 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 23, 2015).

(d)(15)	Ninth Supplemental Subordinated Debt Indenture, dated as of May 20, 2015, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee, with respect to the Subordinated Debt Indenture, dated as of February 20, 2004 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on May 22, 2015).

(d)(16)	The Goldman Sachs Amended and Restated Stock Incentive Plan (2015) (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 10, 2015).

(d)(17)	The Goldman Sachs Amended and Restated Restricted Partner Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended February 24, 2006).

(d)(18)	Form of Employment Agreement for Participating Managing Directors (applicable to executive officers) (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 (No. 333-75213)).

(d)(19)	Letter, dated February 6, 2001, from The Goldman Sachs Group, Inc. to Mr. James A. Johnson (incorporated by reference to Exhibit 10.65 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 24, 2000).

(d)(20)	Letter, dated December 18, 2002, from The Goldman Sachs Group, Inc. to Mr. William W. George (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 29, 2002).

(d)(21)	Form of Year-End Option Award Agreement (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 28, 2008).

(d)(22)	Amendments to 2005 and 2006 Year-End RSU and Option Award Agreements (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2007).

(d)(23)	Form of Non-Employee Director Option Award Agreement (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(24)	Form of Non-Employee Director RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(25)	General Guarantee Agreement, dated January 30, 2006, made by The Goldman Sachs Group, Inc. relating to certain obligations of Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 25, 2005).

(d)(26)	Letter, dated June 28, 2008, from The Goldman Sachs Group, Inc. to Mr. Lakshmi N. Mittal (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed June 30, 2008).

(d)(27)	General Guarantee Agreement, dated December 1, 2008, made by The Goldman Sachs Group, Inc. relating to certain obligations of Goldman Sachs Bank USA (incorporated by reference to Exhibit 4.80 to the Company’s Post-Effective Amendment No. 2 to Form S-3, filed March 19, 2009).

(d)(28)	Guarantee Agreement, dated November 28, 2008 and amended effective as of January 1, 2010, between The Goldman Sachs Group, Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.51 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009).

(d)(29)	Form of One-Time RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(30)	Amendments to Certain Non-Employee Director Equity Award Agreements (incorporated by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 28, 2008).

(d)(31)	Form of Year-End RSU Award Agreement (not fully vested) (pre-2015) (incorporated by reference to Exhibit 10.36 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(32)	Form of Year-End RSU Award Agreement (fully vested) (pre-2015) (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(33)	Form of Year-End RSU Award Agreement (Base and/or Supplemental) (pre-2015) (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(34)	Form of Year-End Short-Term RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(35)	Form of Year-End Restricted Stock Award Agreement (fully vested) (pre-2015) (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013).

(d)(36)	Form of Year-End Restricted Stock Award Agreement (Base and/or Supplemental) (pre-2015) (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(37)	Form of Year-End Short-Term Restricted Stock Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(38)	Form of Fixed Allowance RSU Award Agreement (pre-2015) (incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014).

(d)(39)	General Guarantee Agreement, dated March 2, 2010, made by The Goldman Sachs Group, Inc. relating to the obligations of Goldman Sachs Execution & Clearing, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010).

(d)(40)	The Goldman Sachs Long-Term Performance Incentive Plan, dated December 17, 2010 (pre-2015) (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 23, 2010).

(d)(41)	Form of Performance-Based Restricted Stock Unit Award Agreement (pre-2015) (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 23, 2010).

(d)(42)	Form of Performance-Based Option Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, filed December 23, 2010).

(d)(43)	Amended and Restated General Guarantee Agreement, dated November 21, 2011, made by The Goldman Sachs Group, Inc. relating to certain obligations of Goldman Sachs Bank USA (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed November 21, 2011).

(d)(44)	Replacement Capital Covenant by the Company, relating to the public offering of 1,750,000 5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities, liquidation amount of $1,000 per security, fully and unconditionally guaranteed, of Goldman Sachs Capital II (incorporated by reference to the Company’s Current Report on Form 8-K, filed May 18, 2007).

(d)(45)	Replacement Capital Covenant by the Company, relating to the public offering of 500,000 Floating Rate Normal Automatic Preferred Enhanced Capital Securities, liquidation amount of $1,000 per security, fully and unconditionally guaranteed, of Goldman Sachs Capital III (incorporated by reference to the Company’s Current Report on Form 8-K, filed May 18, 2007).

(g)	None.

(h)	None.